

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2012

Via E-mail
Vincent Lok
Executive Vice President and Chief Financial Officer
Teekay Corporation
4ᵗʰ Floor Belvedere Building
69 Pitts Bay Road
HM 08, Bermuda

> **Re: Teekay Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed April 14, 2011**
> **Response dated January 30, 2012**
> **File No. 001-12874**

Dear Mr. Lok:

We have reviewed your response letter dated January 30, 2012 and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comments, we may have additional comments.

Critical Accounting Estimates

Vessel Lives and Impairment, page 61

1. Refer to our prior comment 7. In regard to the proposal limiting the revised disclosure to those situations where there is a reasonable possibility that an impairment test will occur in the following 12 months, please revise your disclosure to clarify the facts and circumstances that would give rise to the possibility that an impairment test will occur in the following 12 months versus those situations that do not. It appears to us that your revised disclosure should be similar to the disclosure that was recently proposed for "Vessel Lives and Impairment" within "Critical Accounting Estimates" of your affiliated company Teekay Offshore Partners L.P.

Other

2. We note a 2010 news article stating that the Teekay TBN vessel was chartered by Singapore Petroleum Co. Ltd. and the Load/Destination is listed as Bandar Mahshahr, Iran. We note also disclosure on page 20 that you have six FSO units and that the major markets for FSO units include the Middle East, a region that can be understood to include Iran, Syria and Sudan. Iran, Syria and Sudan are identified by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not provide disclosure about those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan, whether through subsidiaries, charterers, or other direct or indirect arrangements. For instance, we note 2009 and 2010 articles stating that you chartered one of your vessels to SK Corp. and note from another 2010 article that SK Energy, formerly SK Corp. gets 10% of its crude import from Iran. Please clarify whether SK transports to or from Iran via your vessels.

3. In this respect, we note disclosure on page 11 that three international oil companies accounted for 38% of your 2010 revenues. Please tell us who these three companies are.

4. Please discuss the impact of the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 on your Company and business operations.

5. Please discuss the materiality of your contacts with Iran, and any contacts with Syria and/or Sudan, described in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria or Sudan.

6. Please tell us whether your charter parties/contracts include provisions relating to your vessels calling on ports in Iran, Syria and/or Sudan.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ David R. Humphrey, for

Lyn Shenk
Branch Chief